UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Dunkin’ Brands Group, Inc.

(Name of Subject Company)

Vale Merger Sub, Inc.

(Offeror)

Inspire Brands, Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number of Class of Securities)

Nils H. Okeson

Chief Administrative Officer, General Counsel and Secretary

Three Glenlake Parkway

Atlanta, GA 30328

(678) 514-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Jeffrey D. Marell, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Vale Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned indirect subsidiary of Inspire Brands, Inc. (“Parent”), a Delaware corporation, for any and all of the outstanding shares of common stock, par value $0.001 per share, of Dunkin’ Brands Group, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 30, 2020, among Parent, Purchaser and the Company.

Notice to Investors

The proposed tender offer described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Company stock. At the time the tender offer is commenced, Purchaser will file a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of the Company are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement (including the related exhibits) and the solicitation/recommendation statement will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Purchaser files with the SEC will be made available to all stockholders of the Company free of charge from the information agent for the tender offer. The solicitation/recommendation statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at https://investor.dunkinbrands.com/investor-relations.

Forward-Looking Statements

Certain forward-looking statements made in this communication, including any statements as to future results of operations and financial projections, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words and include, among other things, statements about the potential benefits of the proposed transaction, the prospective performance and outlook of the surviving company’s business, performance and opportunities, the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction. Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. In particular, some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements include, among others: (i) uncertainties as to the timing and expected financing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility of business disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; (ix) Parent’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of the Company; (x) Parent’s level of leverage and debt, including covenants that restrict the operation of its business; (xi) Parent’s ability to service outstanding debt or obtain additional financing; and (xii) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents that will be filed by Parent, Purchaser and the Company, as applicable. Therefore, you should not place undue reliance on such forward-looking statements. All forward-looking statements are based on information available to management on the date of this communication, and we assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(5)(F)	Townhall Presentation, dated November 4, 2020.